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MAR 01 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37601

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 _____ AND ENDING 12/31/21 _____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ProFunds Distribuors, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7272 Wisconsin Ave 21st Floor
_____
                              (No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kerry Moore	240-497-6480	khuecker@proshares.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berry, Dunn, McNeil & Parker LLC
_____
          (Name – if individual, state last, first, and middle name)

2211 Congress Street	Portland	ME	04102
(Address)	(City)	(State)	(Zip Code)

10/08/2003	136
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Kerry Moore_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _ProFunds Distributors, Inc._____, as of _December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Financial and Operations Principal

Notary Public

Commission Expires 9/29/23

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ProFunds Distributors, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained within Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (Exemption) (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
February 28, 2022

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Financial Condition

December 31, 2021

Assets

Cash and cash equivalents	$ 9,652,595
Receivable from affiliates	489,465
Prepaid expenses	251,534
Distribution fees receivable	92,756
Distribution related fees receivable	2,024
Equipment (net of accumulated depreciation of $505,484)	145,648
Other assets	757,242
Net deferred tax asset	1,230,962
Total assets	$ 12,622,226

Liabilities and Stockholder's equity

Liabilities:	
Accrued compensation	$ 6,391,747
Payable to affiliates	173,390
Accrued distribution related expenses	242,591
Distribution fees payable	92,756
Other accounts payable and accrued expenses	658,931
Total liabilities	7,559,415
Stockholder's equity:	
Common stock – $1 par value; 1,000 shares authorized; 820 shares issued and outstanding	820
Capital in excess of par value	5,794,652
Accumulated deficit	(732,661)
Total stockholder's equity	5,062,811
Total liabilities and stockholder's equity	$ 12,622,226

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Operations

Year ended December 31, 2021

Revenue:	
Distribution service fees	$ 22,491,859
Distribution and distribution related fees	1,063,789
Interest & other income	16,921
Total revenues	23,572,569
Expenses:	
Compensation and benefits	18,291,273
Fund marketing and promotion	365,732
Communications and technology	2,008,009
Occupancy	867,887
Distribution and distribution related expenses	1,063,789
Professional fees	372,073
Licenses and fees	107,072
Other expenses	448,637
Total expenses	23,524,472
Income before income tax expense	48,097
Income tax expense	84,169
Net loss	$ (36,072)

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

		Common stock	Capital in excess of par value	Accumulated deficit	Total stockholder's equity
Balances at December 31, 2020	$	820	5,794,652	(696,589)	5,098,883
Net loss December 31, 2021		—	—	(36,072)	(36,072)
Balances at December 31, 2021	$	820	5,794,652	(732,661)	5,062,811

See accompanying notes to financial statements.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(36,072)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		81,531
Non-cash lease expense		228,900
Deferred income tax benefit		(362,451)
Changes in assets and liabilities:		
Increase in receivable from affiliates		(489,465)
Decrease in prepaid expenses		150,937
Increase in distribution fees receivable		(17,919)
Increase in distribution related fees receivable		(174)
Decrease in other assets		8,686
Increase in accrued compensation		1,496,784
Decrease in payable to affiliates		(217,133)
Decrease in accrued distribution related expenses		(58,307)
Increase in distribution fees payable		17,919
Decrease in other accounts payable and accrued expenses		(204,701)
Net cash provided by operating activities		598,535
Cash flows from investing activities:		
Purchases of equipment		(11,206)
Net increase in cash		587,329
Cash and cash equivalents:		
Beginning of year		9,065,266
End of year	$	9,652,595
Supplemental disclosure of cash flow information:		
Income taxes paid	$	322,300
Non-cash transactions:		
Right-of-use asset	$	309,015
Lease liability	$	(309,015)

See accompanying notes to financial statements.

5

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Notes to Financial Statements

December 31, 2021

(1) Organization

ProFunds Distributors, Inc. (the Company) is a wholly owned subsidiary of ProFund Advisors LLC (PFA). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

Effective February 29, 2008, PFA acquired the outstanding common stock of the Company under a Stock Purchase Agreement among the Company, PFA and Citi Investor Services, Inc., the former sole stockholder and a wholly owned subsidiary of Citibank, N.A.

The Company serves as distributor and underwriter for the mutual funds in the ProFunds Trust (the Funds). A portion of the Company's revenues are earned from the Funds from the sale of the Funds' shares. The Company also provides distribution, shareholder and wholesaling support to PFA, ProShare Advisors LLC (PSA) and ProShare Capital Management LLC (PCM).

(2) Summary of Significant Accounting Policies

(a) Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and cash equivalents

Cash and cash equivalents include investments and money market funds with original terms to maturity of less than three months. The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

(c) Revenue Recognition

Distribution service fees

Pursuant to a Distribution Services Agreement between the Company, PFA, PSA and PCM, the Company is required to provide distribution services and such services represent a series of services which form a single performance obligation. As compensation for such services, the Company is entitled to receive a fixed-monthly fee plus variable consideration for costs directly incurred by the Company for services provided under the Distribution Services Agreement. The Company recognizes the fixed-monthly fee on a monthly basis over the term of the agreement as those amounts become payable. The Company recognizes variable consideration on a monthly basis over the term of the agreement based on costs directly incurred by the Company for services provided under the

Distribution Services Agreement, as long as it does not expect a significant reversal in future periods. There is no transaction price allocated to unsatisfied performance obligations at year-end.

Distribution and distribution related fees

Distribution and distribution related fees represent 12b-1 fees and shareholder servicing fees paid by the Funds pursuant to Distribution Agreements between the Funds and the Company. The agreements for these fees have one performance obligation as distribution services are not separately identifiable from shareholder servicing promises in the agreements, and therefore, are not distinct. The Company's performance obligation is satisfied at the point in time when an investor makes an investment into the Funds. The fees for these distribution and servicing agreements are principally determined based on average daily net assets of the Funds, which change based on fluctuations in financial markets, and the length of time an investor remains in the fund, and represent variable consideration. These fees are generally constrained, and excluded from revenue, until the uncertainty is resolved each month, which is when the net asset values and investor activities are known. Distribution and distribution related fees in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(d) *Distribution and Distribution Related Expenses*

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Distribution Agreements. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the Distribution Agreements. Distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses. Under the terms of the Distribution Agreements, upon cessation of the Company, any unused distribution and distribution related expenses would be paid to the Funds or third party asset manager.

(e) *Phantom Share Plan*

Certain employees of the Company participate in a Phantom Share Plan (the Plan) established by PFA. Under the Plan, participants are entitled to a cash benefit equal to the Plan's phantom share value, which is determined by PFA based on a predetermined formula pursuant to the Plan document. Awards issued under the Plan are subject to a three to five year vesting schedule. There are 2,500,000 phantom share units authorized under the Plan.

As a liability classified award, compensation expense related to the Plan is measured ratably over the requisite service period of the awards based on the phantom share value as of each reporting date, pursuant to a predetermined formula in the Plan's documents.

Costs related to the Company's employees participating in the Plan are allocated to the Company by PFA. A summary of the status of the phantom shares related to the Company as of December 31, 2021, and changes during the year ended December 31, 2021, is presented below:

	Awards		Weighted average grant date share value
Balances at December 31, 2020	81,050	$	28.83
Granted	18,354		38.13
Exercised	(20,684)		28.54
Forfeited	(2,530)		30.89
Balances at December 31, 2021	76,190	$	33.32

At December 31, 2021, 18,887 of the awards granted to the Company's employees were fully vested. The Company recognized compensation expense of $1,038,561 related to the Plan during 2021. At December 31, 2021, the amount of accrued but unpaid compensation was $1,040,680 and is included in accrued compensation. Unearned compensation related to the Plan was $3,273,364 at December 31, 2021. The weighted average period that these awards are expected to be recognized over is 1.18 years.

(f) Equipment

Property and equipment is stated at cost, net of accumulated depreciation using the straight-line method. Provisions for depreciation are based on the following estimated useful lives: computer and communications software and equipment, three to five years; leasehold improvements, over the shorter of the estimated useful life or the remaining life of the lease; and furniture and other equipment, seven years.

(g) Income Taxes

The Company files its own U.S. federal and applicable state income tax returns and calculates income tax expense as a stand alone entity. The 2018 through 2021 tax years generally remain subject to examination by U.S. federal authorities and applicable state tax authorities.

The Company accounts for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse. At December 31, 2021, the Company has a net deferred tax asset of $1,230,962 with no valuation allowance, due to temporary differences arising from the timing of recognition of certain income and expenses between financial reporting and income tax purposes. The net deferred tax asset consists of a deferred tax asset of $1,378,070 and a deferred

tax liability of $147,108. Temporary differences principally relate to accrued compensation items, intercompany transactions, fixed assets and tax loss carryforwards. Deferred tax benefit or expense is recognized in the statement of operations for changes in deferred tax assets and liabilities between years. Income tax expense for the year ended December 31, 2021 of $84,169 consists of $446,620 in current tax expense and $362,451 in deferred tax benefit. Income tax expense differed from the amount computed by applying the U.S. federal income tax rate of 21% to pretax income principally as a result of permanent differences and state taxes, net of the federal benefit.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating loss (NOL) carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company recognized federal and state tax refunds receivable of $202,364 in other assets as of December 31, 2021 related to the CARES Act carryback provision.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. Management has concluded there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2021.

(h)   Comprehensive Income (Loss)

The Company's net loss equals comprehensive loss as the Company has no components of other comprehensive income or loss.

(3)   Related Party Transactions

As previously described, the Company derives a majority of its revenues from affiliated entities, primarily distribution fees from the Funds and distribution service fees from PFA, PSA and PCM.

The Company has an Expense Sharing Agreement with PFA pursuant to which PFA provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. PFA charges the Company administrative service fees for these services designed to cover the costs of providing such services. The administrative service fees charged by PFA amounted to $3,746,000 for the year ended December 31, 2021 and are included in compensation and benefits, occupancy, professional fees,

communication and technology and other expenses in the statement of operations. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

(4) Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital under the Rule of $2,532,979 which was $2,052,162 in excess of its minimum required net capital of $480,817. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 2.85 to 1.

(5) Contracts

The Company has Distribution Agreements with the Funds under which it provides distribution services. The Distribution Agreements continue in effect until terminated by either party. The Company receives 12b-1 and shareholder servicing fees paid by the Funds for shares sold which are still outstanding.

The Company enters into sales agreements with various selling broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees) as outlined in their respective agreements.

(6) Lease Obligations

The Company has an operating lease for office facilities, which expires on November 30, 2022. Future minimum lease payments under this lease were $377,685 as of December 31, 2021.

Leases are classified as operating or finance leases at the lease commencement date. The Company does not have any finance leases. Lease expense for operating leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications as of December 31, 2021 were as follows:

	Balance Sheet Classification	
Right-of-use assets:		
Operating leases	Other assets	$ 347,165
Lease liabilities:		
Operating leases	Other accounts payable and accrued expenses	$ 377,685

The components of lease expense were as follows for the year ended December 31, 2021:

Operating lease cost	$ 228,900

The weighted average remaining lease term for operating leases was 0.92 years at December 31, 2021. The Company will pay $377,685 in lease payments in 2022.

(7) Employee Benefit Plan

The Company contributed to a qualified 401(k) plan (the 401(k) Plan) during the year, for the benefit of eligible employees of the Company. The eligible employees may elect to defer a portion of their compensation and the Company will make matching contributions as described in the 401(k) Plan. Matching contributions charged to expense were $224,184 for the year ended December 31, 2021.

(8) Indemnifications

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's maximum exposure under these contracts is not currently known, as any such exposure would be based on future claims which could be made against the Company. Management is not currently aware of any such pending claims and expects the risk of any future material obligation under these indemnifications to be remote.

(9)   Subsequent Events

Management has evaluated subsequent events through February 28, 2022, the date at which the financial statements were available to be issued, and has determined that there are no subsequent events that require disclosure

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Supplemental Information

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Total stockholder's equity		$	5,062,811
Deductions for nonallowable assets:			
Prepaid expenses	$	251,534	
Distribution fees receivable		122	
Distribution related fees receivable		2,024	
Receivable from affiliates		489,465	
Equipment		145,648	
Other assets		410,077	
Net deferred tax asset		1,230,962	2,529,832
Net capital			2,532,979
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $25,000)			480,817
Excess net capital		$	2,052,162
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$	1,811,754
Total aggregate indebtedness (total liabilities, excluding operating lease liability up to right-of-use assets)			7,212,250
Percentage of aggregate indebtedness to net capital			284.73%

Statement Pursuant to Paragraph (d) of Rule 17a-5:
There are no material differences between the computation above and the computation included in the amended filing of the December 31, 2021 Unaudited FOCUS Report, Form X-17A-5, Part IIA, filed on February 28, 2022.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Schedule II

Determination of
Reserve Requirements Pursuant to Rule 15c3-3
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3

December 31, 2021

The reserve and information related to possession or control requirements are not applicable to the Company as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

PROFUNDS DISTRIBUTORS, INC.
(A wholly owned subsidiary of ProFund Advisors LLC)

Exemption Reporting

ProFunds Distributors, Inc. Exemption Report

ProFunds Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

ProFunds Distributors, Inc.

I, Kerry Moore, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Treasurer

February 28, 2022



REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
ProFunds Distributors, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) ProFunds Distributors, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to those exclusively listed in its Exemption Report. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Berry Dunn McNeil & Parker, LLC

Portland, Maine
February 28, 2022